SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

           Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                       (Name of Subject Company (issuer))

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                 (Names of Filing Persons (offerer and issuer))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    592834105
                      (CUSIP Number of Class of Securities)

                        Attn: Gerald Hellerman, President
                     The Mexico Equity and Income Fund, Inc.
                         615 E. Michigan St., 2nd Floor
                           Milwaukee, Wisconsin 53202
                                 (866) 700-6104

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:
                                Thomas R. Westle
                              Spitzer & Feldman, PC
                           405 Park Avenue, 6th Floor
                            New York, New York 10022

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
$73,853,159(a).........................................................$6,808(b)
--------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price to be paid for 6,876,458 shares in the offer, based upon a price of $10.74 (the net asset value per share at February 1, 2002) (b) Calculated as 100% of the Transaction Valuation.

[__] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not Applicable
         Form or Registration No.:  Not Applicable
         Filing Party:              Not Applicable
         Date Filed:                Not Applicable

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [__] third-party tender offer subject to Rule 14d-1.

         [ X] Issuer tender offer subject to Rule 13e-4.

         [__] going-private transaction subject to Rule 13e-3.

         [__] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

                             Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Mexico Equity and Income Fund, Inc. (the "Fund"), a Maryland corporation, to purchase for cash up to 80% of its outstanding shares, or 6,876,458 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated February 19, 2002, and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.  Exhibits.
-------------------

     (a) (1) (i)     Offer to Purchase, dated February 19, 2002.
     (a) (1) (ii)    Form of Letter of Transmittal.
     (a) (1) (iii)   Form of Notice of Guaranteed Delivery.
     (a) (1) (iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
     (a) (1) (v)     Form  of  Letter to Clients of Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.
     (a) (1) (vi)    Form of Letter to Stockholders.
     (a) (1) (vii)   Summary Publication
     (a) (2)         None.
     (a) (3)         Not Applicable.
     (a) (4)         Not Applicable.
     (a) (5)         None.
     (b)             None.
     (d)             None.
     (g)             None.
     (h)             None.

Item 13. Information Required by Schedule 13e-3.
--------------------------------------------------

Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    The Mexico Equity and Income Fund, Inc.



                                    By:     /s/ Gerald Hellerman
                                       -----------------------------------------
                                    Name:   Gerald Hellerman
                                    Title:  President

Dated: February 19, 2002


                                     EXHIBIT INDEX

       EXHIBIT NO.                EXHIBIT DESCRIPTION                           EXHIBIT NO. IN FILING
        (a)(1)(i)    Offer to Purchase, dated February 19, 2002                 99.(a)(1)(i)

        (a)(1)(ii)   Form of Letter of Transmittal                              99. (a)(1)(ii)

        (a)(1)(iii)  Form of Notice of Guaranteed Delivery                      99. (a)(1)(iii)

        (a)(1)(iv)   Form of  Letter  to  Brokers,  Dealers,  Commercial        99. (a)(1)(iv)
                     Banks, Trust Companies and other Nominees

        (a)(1)(v)    Form of  Letter to  Clients  of  Brokers,  Dealers,        99. (a)(1)(v)
                     Commercial   Banks,   Trust   Companies  and  Other
                     Nominees

        (a)(1)(vi)   Form of Letter to Stockholders                             99. (a)(1)(vi)

        (a)(1)(vii)  Summary Publication                                        99. (a)(1)(vii)


                                                            EXHIBIT 99.(a)(1)(i)
                           OFFER TO PURCHASE FOR CASH

                                       BY

              THE MEXICO EQUITY AND INCOME FUND, INC. (THE "FUND")
                         615 E. Michigan St., 2nd Floor
                           Milwaukee, Wisconsin 53202
                                 (866) 700-6104

                     UP TO 80% OF ITS ISSUED AND OUTSTANDING
               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                 (THE "SHARES")

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 20, 2002, UNLESS THE OFFER IS EXTENDED.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, COLLECTIVELY CONSTITUTE THE OFFER) ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT ARE SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL. IN THE EVENT THAT THE NUMBER OF SHARES TENDERED EXCEEDS 80% OF THE FUND'S TOTAL OUTSTANDING SHARES OF COMMON STOCK, THEN, AT THE BOARD OF DIRECTORS SOLE DISCRETION, EITHER (I) ALL OF THE SHARES TENDERED WILL BE ACCEPTED, INCLUDING SHARES IN EXCESS OF 80%, OR (II) THE OFFER WILL BE TERMINATED AND THE BOARD OF DIRECTORS WILL CONSIDER ALTERNATIVE METHODS FOR SHAREHOLDERS TO REALIZE NAV, WHICH INCLUDES, BUT IS NOT LIMITED TO, OPEN-ENDING OR LIQUIDATING THE FUND.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. IN ADDITION, THE FUND HAS BEEN ADVISED THAT SOME OF THE DIRECTORS OF THE FUND MAY TENDER SOME OR ALL OF THEIR SHARES PURSUANT TO THE OFFER.

                                    IMPORTANT

Any stockholder of the Fund ("Stockholder") desiring to tender any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal, or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with his or her certificates for the tendered Shares if such Stockholder has been issued physical certificates, signature guarantees for all uncertificated Shares being tendered, and any other required documents to U.S. BANK, N.A. (the "Depositary"), or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any Stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender Shares so registered.

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to U.S. Bank, N.A. (the "Information Agent"), in the manner set forth on the last page of this Offer to Purchase.

If you do not wish to tender your Shares, you need not take any action.

February 19, 2002


                                TABLE OF CONTENTS

                                                                        PAGE
SUMMARY TERM SHEET                                                        3
INTRODUCTION                                                              8
     1. Terms of the Offer; Termination Date                              9
     2. Acceptance for Payment and Payment for Shares                    10
     3. Procedure for Tendering Shares                                   11
     4. Rights of Withdrawal                                             13
     5. Source and Amount of Funds; effect of the Offer                  14
     6. Purpose of the Offer; Plans or Proposals of the Fund             16
     7. NAV and Market Price Range of Shares; Dividends                  18
     8. Federal Income Tax Consequences of the Offer                     18
     9. Selected Financial Information                                   20
     10. Certain Information concerning the Fund                         22
     11. Interest of Directors and Officers; Transactions and
         Arrangements Concerning the Shares                              22
     12. Certain Legal Matters; Regulatory Approvals                     23
     13. Certain Conditions of the Offer                                 23
     14. Fees and Expenses                                               24
     15. Miscellaneous                                                   25
     16. Contacting the Depositary and the Information Agent             25


                               SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

WHAT IS THE TENDER OFFER?

The Fund is offering to purchase up to 80% of its outstanding Shares for cash at a price per share equal to the per Share net asset value as of the close of regular trading on the New York Stock Exchange (the "NYSE") on March 20, 2002, or if the Offer is extended, on the date to which the Offer is extended, upon specified terms and subject to conditions as set forth in the tender offer documents. In the event that more than 80% of the Fund Shares are tendered, then the Board of Directors, at their sole discretion, shall either (i) accept all Shares tendered, including all of the tendered Shares in excess of the 80%, or
(ii) shall terminate the Offer and consider alternative methods for Shareholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

WHEN WILL THE TENDER OFFER EXPIRE, AND MAY THE OFFER BE EXTENDED?

The tender offer will expire at 5:00 p.m., New York City time, on March 20, 2002, unless extended. The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. See Section 1 of this Offer to Purchase.

WHAT IS THE NET ASSET VALUE PER FUND SHARE AS OF A RECENT DATE?

As of February 1, 2002, the net asset value per Share was $10.74. See Section 7 of this Offer to Purchase for additional information regarding net asset values and market prices. During the pendency of the tender offer, current net asset value quotations can be obtained by calling the Fund's toll free number at 866-700-6104 between 9:00 a.m. and 5:00 p.m., central time, Monday through Friday (except holidays).

WILL THE NET ASSET VALUE BE HIGHER OR LOWER ON THE DATE THAT THE PRICE TO BE PAID FOR TENDERED SHARES IS TO BE DETERMINED?

No one can accurately predict the net asset value on a future date, but you should realize that the net asset value on the date the Purchase Price for tendered shares is to be determined may be higher or lower than the net asset value on February 1, 2002.

HOW DO I TENDER MY SHARES?

If your Shares are registered in your name, you should obtain and read the tender offer materials, including this Offer to Purchase and the related Letter of Transmittal, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Depositary, in proper form before 5:00 p.m., New York City time, on March 20, 2002 (unless the tender offer is extended by the Fund, in which case the new deadline will be stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in street name), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by March 20, 2002 (or if the Offer is extended, the expiration date as extended). See Section 3 of this Offer to Purchase.

IS THERE ANY COST TO ME TO TENDER?

No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge stockholders a fee to tender their Shares pursuant to this Offer. See the Letter of Transmittal.

MAY I WITHDRAW MY SHARES AFTER I HAVE TENDERED THEM AND, IF SO, BY WHEN?

Yes, you may withdraw your Shares at any time prior to 5:00 p.m., New York City time, on March 20, 2002 (or if the offer is extended, at any time prior to 5:00 p.m., New York City time, on the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period). See Section 4 of this Offer to Purchase.

HOW DO I WITHDRAW TENDERED SHARES?

A notice of withdrawal of tendered Shares must be timely received by the Depositary, which notice specifies the name of the Stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, with respect to share certificates representing tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner of such Shares if different from the person who tendered the Shares. See Section 4 of this Offer to Purchase.

MAY I PLACE ANY CONDITIONS ON MY TENDER OF SHARES?

No.

IS THERE A LIMIT ON THE NUMBER OF SHARES I MAY TENDER?

No. See Section 1 of this Offer to Purchase.

WHAT IF MORE THAN 80% OF THE SHARES ARE TENDERED (AND NOT TIMELY WITHDRAWN)?

In the event that the tender offer is oversubscribed, then the Board of Directors, in its sole discretion, shall either (i) purchase all of the tendered Shares, including those Shares tendered in excess of the 80% limitation, or (ii) terminate the Offer and consider alternative methods for Shareholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund. See Section 1 of this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE TENDER OFFER AFFECT THE SHARES I HOLD?

Your percentage ownership interest in the Fund will increase after completion of the tender offer.

DOES THE FUND HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

Yes. The Fund has the financial resources to make payments from its cash on hand and from liquidation of its portfolio securities. See Section 5 of this Offer to Purchase.

IF SHARES I TENDER ARE ACCEPTED BY THE FUND, WHEN WILL PAYMENT BE MADE?

It is contemplated that payment for tendered Shares, if accepted, will be made as soon as reasonably practicable after the termination date of the Offer.

IS MY SALE OF SHARES IN THE TENDER OFFER A TAXABLE TRANSACTION?

For most Stockholders, yes. It is expected that all U.S. Stockholders, other than those who are tax-exempt, who sell Shares in the tender offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in those Shares. It is possible, however, that for U.S. federal income tax purposes a Stockholder, other than a tax-exempt Stockholder, may be taxed on the entire amount paid to such Stockholder as if it were a dividend. See Section 8 of this Offer to Purchase for details, including the nature of any income or loss and the differing rules for U.S. and non-U.S. Stockholders. Please consult your tax advisor as well.

IS THE FUND REQUIRED TO COMPLETE THE TENDER OFFER AND PURCHASE ALL SHARES TENDERED UP TO THE MAXIMUM OF THE OFFER?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any Shares tendered as described in Section 13 of this Offer to Purchase.

IS THERE ANY REASON SHARES TENDERED WOULD NOT BE ACCEPTED?

In addition to those circumstances described in Section 13 of this Offer to Purchase in which the Fund is not required to accept tendered Shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. For example, tenders will be rejected if the tender does not include the original signature(s) or the original of any required signature guarantee(s).

HOW WILL TENDERED SHARES BE ACCEPTED FOR PAYMENT?

Properly tendered Shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by notice of acceptance to the Depositary, which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 2 of this Offer to Purchase.

WHAT ACTION NEED I TAKE IF I DECIDE NOT TO TENDER MY SHARES?

None.

DOES MANAGEMENT ENCOURAGE STOCKHOLDERS TO PARTICIPATE IN THE TENDER OFFER, AND WILL MANAGEMENT PARTICIPATE IN THE TENDER OFFER?

No. None of the Fund, its Board of Directors nor the Fund's investment adviser, Acci Worldwide, S.A. de C.V., is making any recommendation to tender or not to tender shares in the tender offer. Some directors of the Fund have indicated their intention to tender some or all of their shares. See Section 6 of this Offer to Purchase.

WILL THIS BE MY LAST OPPORTUNITY TO TENDER SHARES TO THE FUND?

Possibly. However, the Board of Directors has stated that they will not allow the Fund's Shares to languish at an excessive discount to NAV. Specifically, the Board of Directors has committed to consider a proposal that has been approved by Stockholders concerning the creation and issuance of put warrants, and to perform future tender offers. The put warrants, as conceived, would entitle the holder thereof to surrender to the Fund one Share for each put warrant held once each calendar quarter, in exchange for an in-kind pro-rata distribution of the Fund's portfolio securities, and, if applicable, cash, of the Fund valued at NAV per Share.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

Questions and requests for assistance should be directed to the Information Agent toll free at 1 (800) 637- 7549 or locally at (414) 905-5090. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents should also be directed to the Information Agent for the tender offer. If you do not hold certificates for your Shares or if you are not the record holder of your Shares, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.


                               TO ALL STOCKHOLDERS

                                       OF

                     THE MEXICO EQUITY AND INCOME FUND, INC.

INTRODUCTION

The Fund, a Maryland corporation registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified management investment company, hereby offers to purchase (the "Offer") up to 80% of the Fund's outstanding shares of common stock or 6,876,458 shares in the aggregate (the "Offer Amount") of its common stock, par value $0.001 per share (the "Shares"), at a price (the "Purchase Price") per share, net to the seller in cash, equal to the net asset value in U.S. Dollars (the "NAV") per share as of the close of regular trading on the New York Stock Exchange (the "NYSE") on March 20, 2002, or such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Fund is mailing materials for the Offer to record holders, as of February 11, 2002, on or about February 19, 2002.

THIS OFFER IS BEING EXTENDED TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL. IN THE EVENT THAT THE NUMBER OF SHARES TENDERED EXCEEDS 80% OF THE FUND'S TOTAL OUTSTANDING SHARES OF COMMON STOCK, THEN, AT THE BOARD OF DIRECTORS SOLE DISCRETION, EITHER (I) ALL OF THE SHARES TENDERED WILL BE ACCEPTED, INCLUDING THOSE SHARES IN EXCESS OF 80%, OR (II) THE OFFER WILL BE TERMINATED AND THE BOARD OF DIRECTORS WILL CONSIDER ALTERNATIVE METHODS FOR SHAREHOLDERS TO REALIZE NAV, WHICH INCLUDES, BUT IS NOT LIMITED TO, OPEN-ENDING OR LIQUIDATING THE FUND. SEE SECTION 13 OF THIS OFFER TO PURCHASE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. IN ADDITION, THE FUND HAS BEEN ADVISED THAT SOME DIRECTORS OF THE FUND MAY TENDER SOME OR ALL OF THEIR SHARES PURSUANT TO THE OFFER.

As of February 1, 2002, there were 8,595,573 shares of common stock issued and outstanding, and the NAV was $10.74 per share. The Fund does not expect that the number of shares issued and outstanding will be materially different on the Termination Date (as defined below). Stockholders may contact the Fund directly at its toll free number, 866-700-6104 to obtain current NAV quotations for the Shares.

Any Shares acquired by the Fund pursuant to the Offer shall constitute authorized but unissued shares and therefore will be available for issuance by the Fund without further Stockholder action (except as required by applicable law). Tendering Stockholders may be obligated to pay brokerage fees or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund; Stockholders may also be subject to other transaction costs, as described in Section 1 of this Offer to Purchase.

1. Terms of the Offer; Termination Date.

Upon the terms and subject to the conditions set forth in the Offer, the Fund will accept for payment, and pay for, up to 80% of the Fund's outstanding Shares, or 6,876,458 Shares in the aggregate, validly tendered on or prior to 5:00 p.m., New York City time, on March 20, 2002, or such later date to which the Offer is extended (the "Termination Date") and not withdrawn as permitted by
Section 4.

If the number of Shares properly tendered and not withdrawn prior to the Termination Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Shares so tendered. A Stockholder may tender some or all of the Shares owned by such Stockholder.

If more than 80% of the Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 4), then, at the Board of Directors sole discretion, either (i) all Shares tendered will be accepted, including those shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for Shareholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

If a Stockholder decides against continuing to own Shares of the Fund, consideration should be given to the relative benefits and costs of tendering Shares at NAV pursuant to the Offer versus selling Shares at the market price with the associated transaction costs.

The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date. If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his or her Shares.

Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the Offer. Any extension, delay or termination will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, the Fund will, as soon as reasonably practicable after the Termination Date, accept for payment, and will pay for, Shares validly tendered on or before the Termination Date and not properly withdrawn in accordance with Section 4 of this Offer to Purchase. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (unless such Shares are held in uncertificated form), a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other documents required by the Letter of Transmittal. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply, in whole or in part, with any applicable law.

For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for purpose of receiving payments from the Fund and transmitting such payments to the tendering Stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered (i) certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder, as soon as practicable following expiration or termination of the Offer, (ii) Shares delivered pursuant to the Book-Entry Delivery Procedure (as defined in Section 3 below) will be credited to the appropriate account maintained within the appropriate Book-Entry Transfer Facility (as defined in Section 3 below) and (iii) uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

If the Fund is delayed in its acceptance for payment of, or in its payment for, Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Fund's rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn unless and except to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase.

The purchase price of the Shares will equal their NAV as of the close of regular trading on the NYSE on March 20, 2002, or such later date to which the Offer is extended (the "Pricing Date"). Tendering Stockholders may be required to pay brokerage fees to a broker, dealer, commercial bank, trust company or other nominee with respect to the tender of their Shares. Under the circumstances set forth in Instruction 6 of the Letter of Transmittal, Stockholders may be subject to transfer taxes on the purchase of Shares by the Fund.

The Fund normally publishes the NAV of its Shares on each business day of each week at the close of regular trading on the NYSE. On February 1, 2002, the NAV was $10.74 per Share. The Shares are traded on the NYSE under the stock symbol "MXE". On February 1, 2002, the last sales price at the close of regular trading on the NYSE was $10.23 per Share, representing a 4.75% discount from NAV. The NAV of the Fund's Shares will be available daily through the Termination Date, through the Fund's toll free number at 866-700-6104.

3. Procedure for Tendering Shares.

Stockholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Stockholder validly to tender Shares pursuant to the Offer, (a): (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase, and (ii) either the certificate for Shares must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase or the tendering Stockholder must comply with the Book-Entry Delivery Procedure set forth in this Section 3, or (b) Stockholders must comply with the Guaranteed Delivery Procedure (as defined below) set forth in this Section 3, in all cases prior to the Termination Date.

The Fund's Stock Transfer Agent holds Shares in uncertificated form for certain Stockholders pursuant to the Fund's dividend reinvestment plan. Stockholders may tender such uncertificated Shares by completing the appropriate section of the Letter of Transmittal or Notice of Guaranteed Delivery.

Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States (each, an "Eligible Institution") unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Stockholders who are participants in a Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Stockholders who have completed either the Special Payment Instructions box or the Special Delivery Instructions box on the Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal for further information.

To prevent U.S. federal income tax backup withholding at a rate generally equal to 30.5% of the gross payments made pursuant to the Offer, a Stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with such Stockholder's correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the Substitute Form W-9 included with the Letter of Transmittal. In general, foreign Stockholders who have not previously submitted to the Fund a properly completed Form W-8BEN or Form W-8ECI must do so in order to avoid backup withholding. For a discussion of certain other U.S. federal income tax consequences to tendering Stockholders, see Section 8 of this Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders of Shares it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Fund, Acci Worlwide, S.A. de C.V. (the "Investment Adviser"), the Information Agent or the Depositary, nor any other person, shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of the foregoing incur any liability for failure to give any such notification. The Fund's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of (i) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) for such Shares, and (iii) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described in this Section 3 will constitute an agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Book-Entry Delivery Procedure: The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by
(i) causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer and (ii) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Stockholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal (or facsimile thereof), with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer to Purchase before the Termination Date or the tendering Stockholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

Guaranteed Delivery Procedure: If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary prior to the Termination Date, Shares may be properly tendered provided that (i) such tenders are made by or through an Eligible Institution and (ii) the Depositary receives, prior to the Termination Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail, telegram or facsimile transmission) and (iii) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the
Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal are received by the Depositary within three business days after the Termination Date.

4. Rights of Withdrawal.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Termination Date. After the Termination Date, all tenders made pursuant to the Offer are irrevocable.

To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal or Notice of Guaranteed Delivery, the number of Shares to be withdrawn, and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If certificates have been delivered to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary. If Shares have been delivered pursuant to the Book-Entry Delivery Procedure set forth in Section 3 of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares (which must be the same name, number, and Book-Entry Transfer Facility from which the Shares were tendered), and must comply with the procedures of the Book-Entry Transfer Facility.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Fund, in its sole discretion, which determination shall be final and binding. None of the Fund, the Investment Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal nor shall any of the foregoing incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3 of this Offer to Purchase at any time prior to the Termination Date.

If the Fund is delayed in its acceptance for payment of Shares, or it is unable to accept for payment Shares tendered pursuant to the Offer, for any reason, then, without prejudice to the Fund's rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

5. Source and Amount of Funds; Effect of the Offer.

The actual cost of the Offer to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the NAV per Share on the Pricing Date. If the NAV per Share on the Pricing Date were the same as the NAV per Share on February 1, 2002, and if Stockholders tendered 80% of the Fund's outstanding Shares pursuant to the Offer, the estimated payments by the Fund to the Stockholders would be approximately $10.74 per Share. See the Pro Forma Capitalization table below. The Fund has the financial resources to make payment for tendered shares from its cash on hand and from liquidation of its portfolio securities, and therefore, will not borrow monies to finance the tender offer.

THE  OFFER  MIGHT  HAVE  CERTAIN   ADVERSE   CONSEQUENCES   FOR   TENDERING  AND
NON-TENDERING STOCKHOLDERS.

Effect on NAV and Consideration Received by Tendering Stockholders. If the Fund were required to sell a substantial amount of portfolio securities to raise cash to finance the Offer, the market prices of portfolio securities being sold and/or the Fund's remaining portfolio securities might decline and hence the Fund's NAV might decline. If any such decline occurs, the Fund cannot predict what its magnitude might be or whether such a decline would be temporary or continue to or beyond the Termination Date. Because the price per Share to be paid in the Offer will be dependent upon the NAV per Share as determined on the Pricing Date, if such a decline continued up to the Pricing Date, the consideration received by tendering Stockholders would be reduced. In addition, the sale of portfolio securities will cause the Fund to incur increased brokerage and related transaction expenses, and the Fund might receive proceeds from the sale of portfolio securities less than their valuations by the Fund. Accordingly, obtaining the cash to consummate the Offer may result in a decrease in the Fund's NAV per Share, thereby reducing the amount of proceeds received by tendering Stockholders and the NAV per Share for non-tendering Stockholders.

The Fund will likely sell portfolio securities during the pendency of the Offer to raise cash for the purchase of Shares. Thus, during the pendency of the Offer, and possibly for a short time thereafter, the Fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents. The Fund will pay for tendered Shares it accepts for payment reasonably promptly after the Pricing Date of this Offer. Because the Fund will not know the number of Shares tendered until the Termination Date, the Fund will not know until the Termination Date the amount of cash required to pay for such Shares. If on or prior to the Termination Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Shares tendered, it may extend the Offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains by the Fund. As noted, the Fund will likely be required to sell portfolio securities to finance the Offer. If the Fund's tax basis for the securities sold is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to declare and distribute any such gains (reduced by net capital losses realized during the fiscal year and available capital loss carryforwards) as a capital gain dividend to Stockholders of record subsequent to the Fund's fiscal year ending July 31, 2002. This recognition and distribution of gains, if any, would have certain negative consequences: first, Stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, which could reduce the Fund's NAV because, as described above, the price realized on the sale of portfolio securities might be less than their valuations by the Fund and the sales would cause the Fund to incur brokerage and related transaction expenses; and third, any such sales of portfolio securities could cause the Fund to recognize additional capital gains (which would likely thereafter be distributed to Stockholders as a capital gain distribution). It is impossible to predict what the amount of unrealized gains or losses would be in the Fund's portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized). As of July 31, 2001, there was net unrealized depreciation of $1,250,904 in the Fund's portfolio as a whole, and as of July 31, 2001, there was $5,218,649 of capital loss carryforwards that for tax purposes could offset future gains actually realized.

In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the Stockholders at ordinary income rates. Such distributions (as well as distributions taxable as long-term capital gains) could adversely affect the Fund's after-tax performance.

Tax Consequences of Repurchases to Stockholders. The Fund's purchase of tendered Shares pursuant to the Offer will have tax consequences for tendering Stockholders and may have tax consequences for non-tendering Stockholders. See
Section 8 of this Offer to Purchase.

Higher Expense Ratio and Less Investment Flexibility. If the Fund purchases Shares pursuant to the Offer, the net assets of the Fund will be reduced accordingly. The reduced net assets of the Fund as a result of the Offer would result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund, depending on the number of Shares repurchased (and the amount of the resulting decrease in the Fund's net assets).

Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of February 1, 2002, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases 80% of its outstanding Shares):


                          PRO FORMA CAPITALIZATION (1)

------------------- ----------------------- --------------------------- -----------------
                                             Adjustment For Purchase at   Pro Forma As
                     As of February 1, 2002      $10.74 Per Share(2)        Adjusted
------------------- ----------------------- --------------------------- -----------------
Total Net Assets           $92,298,572              $(73,838,858)          18,459,714
------------------- ----------------------- --------------------------- -----------------
Shares Outstanding          8,595,573                (6,876,458)           1,719,115
------------------- ----------------------- --------------------------- -----------------
NAV Per Share (3)            $10.74                    $10.74                $10.74
------------------- ----------------------- --------------------------- -----------------


-------------------

(1) This table assumes purchase by the Fund of 6,876,458 Shares, equal to 80% of the Fund's outstanding Shares as of February 1, 2002.
(2) This amount represents the Fund's NAV as determined on February 1, 2002. Shares tendered pursuant to the Offer will be purchased at NAV on the Pricing Date, which may be more or less than $10.74 per Share, and the Pro Forma NAV per Share also may be more or less than that shown above.
(3) The NAV per Share of the Fund is normally determined on each business day of the week that the NYSE is open, as of the close of regular trading on the NYSE, and is determined by dividing the total net assets of the Fund by the number of Shares outstanding.

6. Purpose of the Offer; Plans or Proposals of the Fund.

In view of the discount levels from NAV at which the Shares have been trading, the Board of Directors of the Fund has considered several actions consistent with the interests of the Fund to reduce or eliminate the discount.

In February 2001, the Board of Directors sent a preliminary letter to the staff of the Securities and Exchange Commission (the "Staff") exploring the possibility of allowing the Fund to issue a new security entitled a put warrant. As originally conceived the put warrant would entitle the holder thereof to surrender to the Fund one share of the Fund's common stock for each put warrant held once each calendar quarter, in exchange for an in-kind pro-rata distribution of the Fund's portfolio securities (and, if applicable, cash) of the Fund valued at NAV per share or cash equal to NAV per share. At the Annual Meeting of Stockholders held on November 27, 2001, a majority of the Stockholders approved the proposal to pursue the creation and registration of put warrants. There can, however, be no assurance that the Staff will provide a favorable response to this concept or that the Fund will be able to register the put warrants in the near future.

The Board of Directors, at a meeting held on December 13, 2001, determined to institute a tender offer for up to 80% of the Fund's outstanding Shares at a price equal to the Fund's NAV at the termination of the Offer. In the event that Stockholders tender more than 80% of the Fund's total outstanding shares, then, at the Board of Directors sole discretion, either (i) all of the Shares tendered will be accepted, including those Shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for Stockholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

Except as set forth above, as referred to in Sections 5 (first paragraph) and 7, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) other than in connection with transactions in the ordinary course of the Fund's operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund; (c) any material change in the Fund's present dividend rate or policy, or indebtedness or capitalization of the Fund, (d) any change in the composition of the Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors or to fill any existing vacancies on the Board of Directors; (e) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in the Fund's investment policy for which a vote would be required by Section 13 of the 1940 Act; (f) the Fund's sole class of equity securities, the Shares, being delisted from a national securities exchange; (g) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (h) the suspension of the Fund's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of Shares, or the disposition of Shares; or (j) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Any Shares acquired by the Fund pursuant to the Offer shall constitute authorized but unissued Shares and, therefore, will be available for issuance by the Fund without further Stockholder action (except as required by applicable law or the rules of national securities exchanges on which the Shares are listed).

NONE OF THE FUND, ITS BOARD OF DIRECTORS, NOR THE INVESTMENT ADVISER MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OF SUCH STOCKHOLDER'S SHARES, AND NONE OF SUCH PERSONS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE
CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES.

7. NAV and Market Price Range of Shares; Dividends.

The Shares are traded on the NYSE. During each fiscal quarter of the Fund during the past two fiscal years and for the current fiscal year, the NAV (as of the last day of such fiscal quarter), and the High, Low and Close NYSE market price per share (as of the last day of such fiscal quarter) were as follows:

--------------------- ----------------------------------------------------------
FISCAL QUARTER ENDED                       MARKET PRICE
--------------------- -------------- -------------- -------------- -------------
                            HIGH           LOW           CLOSE           NAV
--------------------- -------------- -------------- -------------- -------------
January 31, 2000           $8.44          $8.44          $8.44          $10.74
--------------------- -------------- -------------- -------------- -------------
April 30, 2000             $9.81          $9.69          $9.69          $10.98
--------------------- -------------- -------------- -------------- -------------
July 31, 2000              $10.69         $10.69         $10.69         $11.55
--------------------- -------------- -------------- -------------- -------------
October 31, 2000           $9.75          $9.50          $9.75          $10.51
--------------------- -------------- -------------- -------------- -------------
January 31, 2001           $9.85          $9.40          $9.40          $9.96
--------------------- -------------- -------------- -------------- -------------
April 31, 2001             $8.75          $8.75          $8.75          $9.36
--------------------- -------------- -------------- -------------- -------------
July 31, 2001              $9.15          $9.11          $9.11          $10.12
--------------------- -------------- -------------- -------------- -------------
October 31, 2001           $7.65          $7.65          $7.65          $8.22
--------------------- -------------- -------------- -------------- -------------
January 31, 2002           $10.10         $10.10         $10.10         $10.72
--------------------- -------------- ----------------- ----------- -------------


IT IS ANTICIPATED THAT NO CASH DIVIDEND WILL BE DECLARED BY THE BOARD OF DIRECTORS WITH A RECORD DATE OCCURRING BEFORE THE EXPIRATION OF THE OFFER AND THAT, ACCORDINGLY, HOLDERS OF SHARES PURCHASED PURSUANT TO THE OFFER WILL NOT RECEIVE ANY SUCH DIVIDEND WITH RESPECT TO SUCH SHARES. THE AMOUNT AND FREQUENCY OF DIVIDENDS IN THE FUTURE WILL DEPEND ON CIRCUMSTANCES EXISTING AT THAT TIME.


8. Federal Income Tax Consequences of the Offer.

The following is a general summary of the U.S. federal income tax consequences of the Offer and is included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult his or her own tax advisor with respect to the specific tax consequences to such Stockholder of participating (or not participating) in the Offer, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Exchange Treatment. The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange, or, under certain circumstances, as a dividend. Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a sale or exchange if the receipt of cash by the Stockholder: (a) results in a complete termination of the Stockholder's interest in the Fund, (b) is substantially disproportionate with respect to the Stockholder (meaning, generally, that the Stockholder's percentage interest in the Fund after the Offer has been completed is less than 80% of the Stockholder's prior percentage interest in the Fund), or (c) is not essentially equivalent to a dividend with respect to the Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If a tendering Stockholder's overall percentage interest in the Fund (taking into account Shares owned constructively under Section 318 of the Code) does not decrease as a result of the sale of Shares, none of the three tests would be met.

If any of these three tests for sale or exchange treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Shares have been held for more than one year. Under certain wash sales rules, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires Shares within 30 days before or after the date Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

Dividend Treatment. If none of the three tests under Section 302(b) of the Code outlined above is met, the amount received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a dividend to the extent of such Stockholder's allocable share of the Fund's current or accumulated earnings and profits. Any additional amount will constitute a non-taxable return of capital to the extent of the Stockholder's adjusted basis in the Shares sold pursuant to the Offer and thereafter will be taxable as gain from a sale of the Shares. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Stockholder. In addition, if a tender of Shares is treated as a dividend to a tendering Stockholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Stockholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Stockholders. Any payments to a tendering Stockholder who is a nonresident alien individual, a foreign trust, foreign estate or a foreign corporation that does not hold his, her or its shares in connection with a trade or business conducted in the United States (a "Foreign Stockholder") will be subject to U.S. withholding tax at the 30% rate applicable to dividends (or such reduced rate, if the Foreign Stockholder submits a properly completed Form W-8BEN, as applies under an applicable tax treaty). If the sale of Shares by a Foreign Stockholder is treated as a sale or exchange rather than a dividend, the Foreign Stockholder will not be subject to U.S. federal income tax on any gain (and may seek a refund from the Internal Revenue Service for any U.S. withholding tax withheld from the sale proceeds) unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax advisors. Special rules may apply in the case of Foreign Stockholders
(i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that are controlled foreign corporations, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax advisors.

Backup Withholding. The Fund generally will be required to withhold tax generally equal to the rate of 30.5% (backup withholding) from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Fund its correct taxpayer identification number and certify that it is not subject to backup withholding on dividends (by completing and returning the Substitute Form W-9 included in the Letter of Transmittal) or if the Internal Revenue Service advises the Fund that the Stockholder is subject to backup withholding for prior underreporting of reportable interest or dividend payments. A Foreign Stockholder generally will be able to avoid backup withholding with respect to payments by the Fund for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, certifying under penalties of perjury, that it (1) is neither a citizen nor a resident of the United States, (2) has not been, and reasonably does not expect to be, present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not to be engaged in a trade or business within the U.S. to which the gain on sale of the Shares would be effectively connected, or a duly completed Form W-8ECI, certifying under penalties of perjury, that (1) it is neither a citizen nor resident of the U.S., and (2) this income is effectively connected with a U.S. trade or business. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder's U.S. federal income tax liability or refunded by the Internal Revenue Service.

9. Selected Financial Information.

Set forth below is a summary of selected financial information for the Fund for the fiscal years ended July 31, 1997, 1998, 1999, 2000, and 2001. The information with respect to the fiscal years has been excerpted from the Fund's audited financial statements contained in its Annual Reports to Stockholders for these years. These Annual Reports were previously provided to Stockholders of the Fund. Copies of the audited statements can be obtained free of charge, each at the website of the Securities and Exchange Commission (the Commission) (http://www.sec.gov). The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matters contained therein.


SUMMARY OF SELECTED FINANCIAL INFORMATION FOR THE PERIODS INDICATED BELOW

Financial Highlights

For a Share Outstanding throughout Each Year

                                      For the Year   For the Year   For the Year    For the Year   For the Year
                                         Ended           Ended          Ended          Ended           Ended
                                     July 31, 2001   July 31, 2000  July 31, 1999  July 31, 1998   July 31, 1997
                                     -------------   -------------  -------------  -------------   -------------
Per Share Operating Performance
Net asset value, beginning of year . . .  $11.36         $ 8.64         $10.16          $16.83         $11.96
                                          ------         ------         ------          ------         ------
Net investment income (loss) . . . . . .  (0.02)           0.03           0.22            0.23           0.43
 .
Net  realized and unrealized gains
     (losses) on investments, foreign
     currency holdings, and translation
     of other assets and liabilities
     denominated in foreign currency. .   (0.64)           2.62         (0.87)          (3.34)           5.55
                                          ------           ----         ------          ------           ----

Net increase (decrease) from
     investment operations . . . . . . .  (0.66)           2.65         (0.65)          (3.11)           5.98
                                          ------           ----         ------          ------           ----

Less:  Distributions
Dividends from net investment income      (0.01)         (0.12)            ---          (0.19)         (0.44)
Distributions from net realized gains.    (0.60)            ---         (0.93)          (3.37)         (0.67)
Return of capital . . . . . . . . . . .   (0.01)            ---            ---             ---            ---
                                          ------         ------         ------          ------         -------

Total dividends and distributions . . .   (0.62)         (0.12)         (0.93)          (3.56)         (1.11)
                                          ------         ------         ------          ------         ------

Capital share transactions
Anti-dilutive effect of Tender Offer. .    0.09            ---           0.04             ---            ---
Anti-dilutive effect of Share
     Repurchase Program . . . . . . . .    0.02           0.19           0.02             ---            ---
                                           ----           ----           ----            ------        ------
Total capital share transactions . . . .   0.11           0.19           0.06             ---            ---
                                           ----           ----           ----            ------        ------

Net asset value, end of year . . . . . . $10.19         $11.36          $8.64          $10.16         $16.83
                                          ------         ------          -----          ------         -----

Per share market value, end of year . .  $9.1100       $10.6875        $7.0625         $7.7500       $14.1250
Total Investment Return Based on
     Market Value* . . . . . . . . . . . (8.64)%         53.36%          7.24%        (26.23)%         62.52%
Ratios/Supplemental Data
Net assets, end of year (in 000s) . . .  $87,620       $114,112        $97,150        $120,148       $199,066
Ratios of expenses to avg. net assets .    1.90%          2.03%          1.88%           1.46%          1.49%
Ratios of net investment income (loss)
     to average net assets . . . . . . . (0.16)%          0.27%          2.72%           1.65%          3.29%
Portfolio turnover . . . . . . . . . . . 220.85%        249.28%        163.23%          88.85%        127.44%


* Total investment return is calculated assuming a purchase of common stock at the current market price on the first day and a sale at the current market price on the last day of each year reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total investment return does not reflect brokerage commissions.

10. Certain Information Concerning the Fund and the Fund's Investment Adviser.

The Fund is a closed-end, non-diversified management investment company organized as a Maryland corporation. The Shares were first issued to the public in August of 1990. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a Stockholder and does not continuously offer its Shares for sale to the public. The Fund's investment objective is long-term capital appreciation through investment primarily in equity securities of companies domiciled in Mexico. The principal executive offices and business address of the Fund are located at 615 E. Michigan St., 2nd Floor, Milwaukee, Wisconsin 53202. The Fund's business telephone number is 866-700-6104.

Since August 31, 2001, Acci Worldwide S.A. de C.V. has served as the sole investment adviser to the Fund (the "Investment Adviser"). The Investment Adviser is a company with limited liability organized under the laws of Mexico and a registered investment adviser under the 1940 Act. The principal business address of the Investment Adviser is Paseo de la Reforma 398, Mexico City, D.F., Mexico 06600. The Investment adviser and its affiliates previously served as the Fund's co-adviser with respect to Mexican securities investments from 1991 until August 31, 2001. Advantage Advisers, Inc., a subsidiary of Oppenheimer & Co., Inc., acted as the Fund's U.S. co-adviser until August 31, 2001.

The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission in connection with the Offer. Such reports and other information should be available for inspection at the public reference room at the Commission's office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. The Fund's filings are also available to the public on the Commission's internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Commission's customary charges, or by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

11. Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares.

The directors and officers of the Fund, whose address is in care of the Fund at 615 E. Michigan St., 2nd Floor, Milwaukee, Wisconsin 53202, are set forth in the table below:

---------------------------------- ------------------------------------
              NAME                              POSITION
---------------------------------- ------------------------------------
        Phillip Goldstein                 Director and Chairman
---------------------------------- ------------------------------------
        Gerald Hellerman                 Director and President
---------------------------------- ------------------------------------
         Glenn Goodstein                        Director
---------------------------------- ------------------------------------
           Rajeev Das                           Director
---------------------------------- ------------------------------------
          Andrew Dakos                          Director
---------------------------------- ------------------------------------
        Michael Weckwerth             Vice President and Treasurer
---------------------------------- ------------------------------------
          Andrew Chica                          Secretary
---------------------------------- ------------------------------------

The number and percentage of outstanding Shares beneficially owned by the directors and officers of the Fund as of February 1, 2002 were as follows:

Phillip Goldstein--414,384 Shares (4.82%); Gerald Hellerman--0 Shares (0%); Rajeev Das-- 500 Shares (0.01%); Andrew Dakos -- 0 Shares (0%) and Glenn Goodstein--193,841 Shares (2.26%).

To the best of the Fund's knowledge, none of the Fund's officers or directors, or associates of any of the foregoing, has effected any transaction in Shares during the past 60 business days.

None of the Fund nor, to the best of the Fund's knowledge, any of the Fund's officers or directors is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. Certain Legal Matters; Regulatory Approvals.

The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Fund as contemplated herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund's business. The Fund's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section 13 of this Offer to Purchase.

13. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, including if more than 80% of the Shares are tendered, the Fund shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of, or payment for, tendered Shares, and may, in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if (1) such transactions, if consummated, would (a) result in delisting of the Fund's common stock from the NYSE or (b) impair the Fund's status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal (and possibly certain state and local) income taxes on all of its income and gains in addition to the taxation of Stockholders who receive distributions from the Fund); (2) the amount of Shares of common stock tendered would require liquidation of such a substantial portion of the Fund's securities that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions and such liquidation would have a material adverse effect on the NAV of the Fund to the detriment of non-tendering Stockholders; (3) there is any (a) in the Board of Directors' judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the NASDAQ National Market System, (c) declaration of a banking moratorium by any U.S. federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by any U.S. federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) in the Board of Directors' judgment, other event or condition that would have a material adverse effect on the Fund or its Stockholders if tendered Shares were purchased; or (4) the Board of Directors determines that effecting any such transaction would constitute a breach of any of its fiduciary duties owed to the Fund or its Stockholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the Offer is suspended or postponed, the Fund will provide notice to Stockholders of such suspension or postponement.

14. Fees and Expenses.

The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as agent of the Fund or the Depositary for purposes of the Offer.

The Fund has retained U.S. Bank, N.A. to act as Depositary and Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses, and the Information Agent will be indemnified against certain liabilities by the Fund.

15. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

16. Contacting the Depositary and the Information Agent.

The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each Stockholder of the Fund or his or her broker-dealer, commercial bank, trust company or other nominee to the Depositary as set forth below. Facsimile copies of the Letter of Transmittal will be accepted.


                        The Depositary for the Offer is:

                                 U.S. Bank, N.A.

                          For Account Information Call:

                             Toll Free: 800-637-7549

                By Certified Mail, By Overnight Courier, By Hand:

------------------------------ ----------------------------- -----------------------------------
         By Certified Mail:          By Overnight Courier:                By Hand:
------------------------------ ----------------------------- -----------------------------------
U.S. Bank, N.A.                U.S. Bank, N.A.               U.S. Bank, N.A.
1555 North River Center Drive  1555 North River Center Drive 1555 North River Center Drive
Suite 301                      Suite 301                     Suite 301
Milwaukee, WI 53212            Milwaukee, WI 53212           Milwaukee, WI 53212
------------------------------ ----------------------------- -----------------------------------


Any questions or requests for assistance or additional copies of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other documents may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                                 U.S. Bank, N.A.
                          1555 North River Center Drive
                                    Suite 301
                               Milwaukee, WI 53212
                            Toll Free: (800) 637-7549
                                       or
                          Call Locally: (414) 905-5090


THE MEXICO EQUITY AND INCOME FUND, INC.

                                                           EXHIBIT 99.(a)(1)(ii)

                              LETTER OF TRANSMITTAL

                       TO ACCOMPANY SHARES OF COMMON STOCK
                    OR ORDER TENDER OF UNCERTIFICATED SHARES

                                       OF

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                             DATED FEBRUARY 19, 2002

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON MARCH 20, 2002, UNLESS THE OFFER TO PURCHASE IS EXTENDED.
                            (THE "TERMINATION DATE")

                        The Depositary for the Offer is:

                                 U.S. Bank, N.A.

                          For Account Information Call:
                             Toll Free: 800-637-7549

                By Certified Mail, By Overnight Courier, By Hand:

                                 U.S. Bank, N.A.

------------------------------ ------------------------------ -----------------------------------
         By Certified Mail:          By Overnight Courier:                 By Hand:
------------------------------ ------------------------------ -----------------------------------
U.S. Bank, N.A.                U.S. Bank, N.A.                U.S. Bank, N.A.
1555 North River Center Drive  1555 North River Center Drive  1555 North River Center Drive
Suite 301                      Suite 301                      Suite 301
Milwaukee, WI 53212            Milwaukee, WI 53212            Milwaukee, WI 53212
------------------------------ ------------------------------ -----------------------------------

                                            DESCRIPTION OF SHARES TENDERED
-------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Registered Holder(s):
 (Please Fill In, if Blank, Exactly as Name(s)                 Share(s) Tendered
          Appear(s) on Certificate(s))          (Attach Additional Signed Schedule if Necessary)
-------------------------------------------------------------------------------------------------
                                                                         Total Number
                                                                         of Shares   Number of
                                                Certificate              Evidenced by   Shares
                                                Number(s)*               Certificates Tendered**
                                                -------------------------------------------------
                                                -------------------------------------------------
                                                -------------------------------------------------
                                                -------------------------------------------------
                                                Dividend Reinvestment Shares Tendered
                                                -------------------------------------------------
                                                Total Shares Tendered
-------------------------------------------------------------------------------------------------

* Need not be completed by Stockholders who tender Shares by book-entry transfer.
** Unless a lesser number of Shares is indicated in this column, it will be assumed that all Shares evidenced by any certificates delivered to the Depositary are being tendered. See Instruction 4.

[_]CHECK HERE IF THE UNDERSIGNED TENDERS ALL UNCERTIFICATED SHARES THAT MAY BE HELD IN THE NAME OF THE REGISTERED HOLDER(S) BY THE FUND'S TRANSFER AGENT PURSUANT TO THE FUND'S DIVIDEND REINVESTMENT PLAN.

Note: If the preceding box is not checked, any uncertificated Shares held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan will NOT be tendered.

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THAT SHOWN ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

THE METHOD OF DELIVERY  OF THIS  LETTER OF  TRANSMITTAL,  THE  CERTIFICATES  FOR
SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

This Letter of Transmittal is to be used (a) if certificates for Shares are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan are to be tendered, or
(c) if tenders are to be made by book-entry transfer to any of the accounts maintained by the Depositary at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure set forth in Section 3, Procedure for Tendering Shares, of the Fund's Offer to Purchase. Stockholders whose certificates are not immediately available or who cannot deliver certificates for Shares (other than uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan) or deliver confirmation of the book-entry transfer of their Shares into the Book-Entry
Transfer Facility and all other documents required hereby to the Depositary prior to 5:00 p.m., New York City time, on the Termination Date may nevertheless tender their Shares according to the guaranteed delivery procedures set forth in
Section 3, Procedure for Tendering Shares, of the Fund's Offer to Purchase. See Instruction 2 below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

[_]CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: _____________________________________________

Account Number:_________ Transaction Code Number: ________

Participant Number __________

If the tendered Shares are being tendered by a Nominee Holder on behalf of its customers, please state the number of customer accounts for whose benefit the tender is made: ________________________________________________


[_]CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Owner(s): ____________________________________________

Date of Execution of Notice of Guaranteed Delivery: ________________________

Name of Institution that Guaranteed Delivery: ______________________________

Account Number (if delivered by book-entry transfer): ______________________


                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
                PLEASE READ THE ACCOMPANYING DOCUMENTS CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby tenders to The Mexico Equity and Income Fund, Inc., a Maryland corporation (the "Fund"), the shares of the Fund's common stock, $0.001 par value per share (the "Shares") described below, at a price per Share, net to the seller in cash (the "Purchase Price"), equal to the net asset value in U.S. dollars ("NAV") per Share as of the close of regular trading on the New York Stock Exchange on March 20, 2002, or such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase, dated February 19, 2002, receipt of which is hereby acknowledged, and this Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Termination Date of the Offer is 5:00 p.m., New York City time, on March 20, 2002. If the Fund, in its sole discretion, shall have extended the period for which the Offer is open, the Termination Date shall mean the latest time and date on which the Offer, as so extended by the Fund, shall expire.

Subject to, and effective upon, acceptance of payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all the Shares that are being tendered hereby and that are being accepted for purchase pursuant to the Offer (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date) and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such dividends, distributions, other Shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates for such Shares (and any such other dividends, distributions, other Shares or securities or rights) or transfer ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), together, in either such case, with all accompanying evidences of transfer and authenticity to or upon the order of the Fund, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price, (b) present such Shares (and any such other dividends, distributions, other Shares or securities or rights) for transfer on the books of the Fund, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that: (a) the undersigned has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date); (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the undersigned will execute and deliver any additional documents deemed by the Depositary or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Termination Date); and (d) the undersigned has read and agreed to all of the terms of the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Termination Date in accordance with Section 4, Rights of Withdrawal, of the Fund's Offer to Purchase. After the Termination Date, tenders made pursuant to the Fund's Offer to Purchase will be irrevocable.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.

The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 3, Procedure for Tendering Shares, of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Fund upon the terms and subject to the conditions of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Shares tendered hereby.

Unless otherwise indicated herein under Special Payment Instructions, please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) in the name(s) of the registered holder(s) appearing under Description of Shares Tendered. Similarly, unless otherwise indicated under Special Delivery Instructions, please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under Description of Shares Tendered. In the event that either the Special Delivery Instructions or the Special Payment Instructions are completed, please return such certificates to the person or persons so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares so tendered. The undersigned further recognizes that the Special Payment Instructions and the Special Delivery Instructions are not applicable to Shares tendered by book-entry transfer nor to uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan, which Shares may be tendered hereby.


---------------------------------------    -------------------------------------
       SPECIAL PAYMENT INSTRUCTIONS             SPECIAL DELIVERY INSTRUCTIONS
             (SEE INSTRUCTION 8)                    (SEE INSTRUCTION 8)

To be completed ONLY if certificates       To be  completed ONLY if certificates
for Shares not tendered or not purchased   for   Shares   not  tendered  or  not
are to be issued in the undersigned.       purchased  are  to  be  issued in the
                                           name  of  the undesigned, but sent to
                                           someone other than the Undersigned at
                                           an  address  other  than  that  shown
                                           above.


                              Mail Certificate to:
Name
----------------------------------------   Name
          (Please Print)                   -------------------------------------
                                                       (Please Print)
Address
----------------------------------------   Address
                                           -------------------------------------
----------------------------------------
                                           -------------------------------------
----------------------------------------
               (City, State, Zip Code)     -------------------------------------
                                                        (City, State, Zip Code)
----------------------------------------
       Complete Payer Substitute Form W-9
(Tax Identification (Social Security)
              Number)
------------------------------------------ -------------------------------------




                                    SIGN HERE
          (IMPORTANT: COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 HEREIN)

                        (Signature(s) of Stockholder(s))

                            Dated: ____________, 2002

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) for the Shares or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted herewith. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, agent, officer of a corporation or another person acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.)

Name(s) ______________________________________________________________________

                                 (Please Print)

Capacity (Full Title) ________________________________________________________

Address ______________________________________________________________________
                                            City State Zip Code

Area Code and Telephone Number _______________________________________________

Employer Identification or Social Security Number ____________________________


                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)


Authorized Signature(s) ______________________________________________________

Name _________________________________________________________________________
                                 (Please Print)

Name of Firm__________________________________________________________________

Address ______________________________________________________________________

                               City State Zip Code

Dated: ________________, 2002


                                                    Account number(s) (OPTIONAL)
SUBSTITUTE         Name
Form W-9           -----------------------------------------------
Department of the
Treasury,          Address
Internal Revenue   -----------------------------------------------
Service

Payer's Request    -----------------------------------------------
for Taxpayer
Identification     -----------------------------------------------
Number (TIN)
and Certification  -------------------------------------------------------
                   PART 1--PLEASE PROVIDE YOUR    Social Security Number
                   TIN IN THE BOX AT RIGHT AND         or Employer
                   CERTIFY BY SIGNING AND DATING  Identification Number
                   BELOW.                         ------------------------
                   -------------------------------------------------------
                   PART 2--CERTIFICATION. Under penalties of perjury, I certify that:

                   1. The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and

                   2. I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest or dividends or I the IRS has notified me that I am no longer subject to backup withholding.

                   CERTIFICATION INSTRUCTION-- You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you failed to report all interest and dividends on your tax return.

                   Signature                      Date
                   ------------------------------ ------------------------------


YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU DO NOT HAVE A TAXPAYER IDENTIFICATION NUMBER OR CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a TIN has not been issued to me and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver such an application in the near future. I understand that if I do not provide a TIN within sixty (60) days, 30.5% of all reportable payments made to me thereafter will be withheld until I provide a TIN.


--------- ----
Signature Date



NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30.5% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

Guidelines for Determining the Proper Taxpayer Identification Number to Give the Payer. The taxpayer identification number for an individual is the individual's Social Security number. Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. The taxpayer identification number for an entity is the entity's Employer Identification number. Employer Identification numbers have nine digits separated by one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.


----------------------------------------------------------------------
                                     Give the NAME and
                                     SOCIAL SECURITY
For this type of account:            number of--
----------------------------------------------------------------------
 1. Individual                       The individual

 2. Two or more individuals          The actual owner of the account
    (joint account)                  or, if combined funds, the first
                                     individual on the account(1)

 3. Custodian account of a minor     The minor(2)
    (Uniform Gift to Minors Act)

 4. a.The usual revocable            The grantor--trustee(1)
    savings trust (grantor is
    also trustee)

    b.So-called trust account        The actual owner(1)
    that is not a legal or valid
    trust under State law

 5. Sole proprietorship              The owner(3)

-----------------------------------------------------------
                                     Give the NAME and
                                     EMPLOYER IDENTIFICATION
For this type of account:            number of--
-----------------------------------------------------------
 6. A valid trust, estate, or
    pension trust                    The legal entity(4)

 7. Corporate                        The corporation

 8. Association, club, religious,    The organization
    charitable, educational or
    other tax-exempt organization

 9. Partnership                      The partnership

10. A broker or registered           The broker or nominee
    nominee

11. Account with the Department      The public entity
    of Agriculture in the name of
    a public entity (such as a state
    or local government, school district,
    or prison) that receives agricultural
    program payments.

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) You must show your individual name, but you may also enter your business or doing business as name. You may use either your SSN or the sole proprietorship's EIN (if it has one).
(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.


                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required (i) if this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith, unless such holder has completed either the box entitled Special Delivery Instructions or the box entitled Special Payment Instructions herein, or (ii) if such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank, credit union, savings association or trust company having an office, branch or agency in the United States, or other entity that is a member in good standing of a stock transfer association's approved medallion (each being hereinafter referred to as an Eligible Institution). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only (a) if certificates are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan are to be tendered, or (c) if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in Section 3, Procedure for Tendering Shares, of the Offer to Purchase. Certificates for all physically tendered Shares, or confirmation of a book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility of Shares tendered by book-entry transfer, together, in each case, with a properly completed and duly executed Letter of Transmittal or facsimile thereof with any required signature guarantees, any other documents required by this Letter of Transmittal should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary prior to 5:00 p.m., New York City time, on the Termination Date. Stockholders whose certificates are not immediately available or who cannot deliver Shares and all other required documents to the Depositary prior to 5:00 p.m., New York City time, on the Termination Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer prior to the Termination Date, may tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile thereof), which must be received by the Depositary prior to the Termination Date, and by otherwise complying with the guaranteed delivery procedures set forth in Section 3, Procedure for Tendering Shares, of the Offer to Purchase. Pursuant to such procedures, the certificates for all physically tendered Shares, or confirmation of book-entry transfer, as the case may be, as well as a properly completed and duly executed Letter of Transmittal, all other documents required by this Letter of Transmittal must be received by the Depositary within three business days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3, Procedure for Tendering Shares, of the Offer to Purchase.

THE METHOD OF DELIVERY  OF THIS  LETTER OF  TRANSMITTAL,  THE  CERTIFICATES  FOR
SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

No alternative, conditional or contingent tenders will be accepted. All tendering Stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance for payment of Shares.

3. Inadequate Space. If the space provided is inadequate, the certificate numbers and/or number of Shares should be listed on a separate, signed schedule attached hereto.

4. Partial Tenders and Unpurchased Shares. (Not applicable to Stockholders who tender by book-entry transfer.) If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares that are to be tendered in the column entitled Number of Shares Tendered. In such case, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in the

Special Payment Instructions or Special Delivery Instructions boxes in this Letter of Transmittal, as soon as practicable after the Repurchase Request Deadline. All Shares represented by certificates listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

5. Signatures on Letter of Transmittal; Stock Powers and Endorsements.

(a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) on the face of the certificates.

(b) If any of the tendered Shares are held of record by two or more joint holders, ALL such holders must sign this Letter of Transmittal.

(c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many Letters of Transmittal as there are different registrations of certificates.

(d) If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made, or the certificates for Shares not tendered or purchased are to be issued, to a person other than the registered holder(s), in which case the endorsements or signatures on the stock powers, as the case may be, must be signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

(e) If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, agents, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Fund of their authority to so act.

(f) If this Letter of Transmittal is signed by a person(s) other than the registered holder(s) of the certificates listed and transmitted hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the certificates. Signatures on such certificates of stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

6. Stock Transfer Taxes. Except as set forth in this instruction 6, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal, and the Fund will pay all stock transfer taxes, if any, with respect to the transfer and sale of Shares to it pursuant to the Offer to Repurchase. If, however, payment of the repurchase price is to be made to, or (in the circumstances permitted by the Offer to Purchase) if Shares not tendered or not purchased are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

7. Tender of More Than 80% of the Shares. If more than 80% of the Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), then, at the Board of Directors sole discretion, either (i) all of the Shares tendered will be accepted, including those Shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for Stockholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

8. Special Payment and Delivery Instructions. If certificates for Shares not tendered or not purchased are to be issued in the name of a person other than the person signing this Letter of Transmittal or if such certificates are to be sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that shown above, the boxes captioned "Special Payment Instructions and/or Special Delivery Instructions" on this Letter of Transmittal should be completed.

9. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders of any particular Shares (i) determined by it not to be in proper form or (ii) the acceptance of or payment for which may, in the opinion of the Fund's counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer, in whole or in part, or any defect or irregularity in tender of any particular Shares or Stockholder, and the Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Fund, the Depositary, Shareholder Communications Corporation (the "Information Agent") or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Unless waived, any defects or irregularities must be cured within such time as the Fund shall determine.

10. Requests for Assistance and Additional Copies. Requests for assistance should be directed to, and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from, the Information Agent at the address set forth at the end of this Letter of Transmittal or from your broker, dealer, commercial bank, trust company, or other nominee. The Information Agent will also provide Stockholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8BEN) or a Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8ECI).

11. Backup Withholding; Dividend Withholding for Foreign Stockholders. Each Stockholder that desires to participate in the Offer must, unless an exemption applies, provide the Depositary with the Stockholder's taxpayer identification number on the Substitute Form W-9 set forth in this Letter of Transmittal, with the required certifications being made under penalties of perjury. If the Stockholder is an individual, the taxpayer identification number is his or her social security number. If the Depositary is not provided with the correct taxpayer identification number, the Stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service in addition to being subject to backup withholding.

Stockholders are required to give the Depositary the taxpayer identification number of the record owner of the Shares by completing the Substitute Form W-9 set forth below in this Letter of Transmittal. If the Shares are registered in more than one name or are not in the name of the actual owner, consult the Guidelines for Determining the Proper Taxpayer Identification Number to Give the Payer, which immediately follow the Substitute Form W-9.

If backup withholding applies, the Depositary is required to withhold at a rate that is generally equal to 30.5% of any payment made to the Stockholder with respect to Shares purchased pursuant to the Offer. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding may result in an overpayment of taxes, which may be credited against the Stockholder's U.S. federal income tax liability or refunded to the Stockholder by the Internal Revenue Service.

Certain Stockholders (including, among others, most corporations and certain foreign persons) are exempt from backup withholding requirements. To qualify as an exempt recipient on the basis of foreign status, a Stockholder must submit a properly completed Form W-8BEN or Form W-8ECI, signed under penalties of perjury, attesting to that person's exempt status. A Stockholder would use a Form W-8BEN to certify that it (1) is neither a citizen nor a resident of the United States, (2) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not to be engaged in a trade or business within the United States to which the gain on the sale of the Shares would be effectively connected; and would use a Form W-8ECI to certify that (1) it is neither a citizen nor resident of the U.S., and (2) the proceeds of the sale of the Shares is effectively connected with a U.S. trade or business. A foreign Stockholder may also use a Form W-8BEN to certify that it is eligible for benefits under a tax treaty between the United States and such foreign person's country of residence.

A STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO HIS OR HER QUALIFICATION FOR EXEMPTION FROM THE BACKUP WITHHOLDING REQUIREMENTS AND THE PROCEDURE FOR OBTAINING AN EXEMPTION.

Any payments to a tendering Stockholder who is a nonresident alien individual, a foreign trust, estate or corporation that does not hold his, her or its shares in connection with a trade or business conducted in the United States will be subject to U.S. federal dividend withholding tax at the rate of 30% (or such other reduced rate as applies under an applicable tax treaty). A foreign Stockholder may be able to obtain a refund of such withholding tax from the Internal Revenue Service if the payments are treated for U.S. federal income tax purposes as the proceeds of a sale of the Shares.

A FOREIGN STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO HIS OR HER QUALIFICATION FOR A REFUND AND/OR REDUCTION IN THE RATE OF THE DIVIDEND WITHHOLDING TAX.

IMPORTANT: This Letter of Transmittal or a manually signed facsimile thereof (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary prior to 5:00 p.m., New York City time, on March 20, 2002 (or if the offer is extended, the expiration as extended), at the appropriate address set forth below:

                        The Depositary for the Offer is:

                                 U.S. Bank, N.A.

                          For Account Information Call:

                             Toll Free: 800-637-7549

                By Certified Mail, By Overnight Courier, By Hand:

----------------------------- ----------------------------- -----------------------------------
         By Certified Mail:         By Overnight Courier:                By Hand:
----------------------------- ----------------------------- -----------------------------------
U.S. Bank, N.A.               U.S. Bank, N.A.               U.S. Bank, N.A.
1555 North River Center Drive 1555 North River Center Drive 1555 North River Center Drive
Suite 301                     Suite 301                     Suite 301
Milwaukee, WI 53212           Milwaukee, WI 53212           Milwaukee, WI 53212
----------------------------- ----------------------------- -----------------------------------


Any questions or requests for assistance or additional copies of this Letter of Transmittal, the Offer to Purchase, the Notice of Guaranteed Delivery and other accompanying materials may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                                 U.S. Bank, N.A.
                          1555 North River Center Drive
                                    Suite 301
                               Milwaukee, WI 53212

                             Toll Free: 800-637-7549
                                       or
                          Call Locally: (414) 905-5090


                                                          EXHIBIT 99.(1)(a)(iii)
                          NOTICE OF GUARANTEED DELIVERY

                                       FOR

                       TENDER OF SHARES OF COMMON STOCK OF

              THE MEXICO EQUITY AND INCOME FUND, INC. (THE "FUND")

This form, or one substantially equivalent hereto, must be used to accept the Offer (as defined below) if a Stockholder's certificates for shares of Common Stock, par value $0.001 per share (the "Shares") of the Fund are not immediately available or time will not permit the Letter of Transmittal and other required documents to be delivered to the Depositary (as defined below) on or before 5:00 p.m., New York City time, March 20, 2002, or such later date to which the Offer is extended (the "Termination Date"). Such form may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, and must be received by the Depositary on or before the Termination Date. See
Section 3, Procedure for Tendering Shares, of the Offer to Purchase.

                                 The Depositary:

                                 U.S. Bank, N.A.

                      Facsimile Copy Number: (414) 905-5057
                                 --------------

                      Confirm by Telephone: 1-800-637-7549
                                 ---------------

                          For Account Information Call:

                             Toll Free: 800-637-7549

                By Certified Mail, By Overnight Courier, By Hand:

----------------------------- ----------------------------- -----------------------------------
         By Certified Mail:         By Overnight Courier:                By Hand:
----------------------------- ----------------------------- -----------------------------------
U.S. Bank, N.A.               U.S. Bank, N.A.               U.S. Bank, N.A.
1555 North River Center Drive 1555 North River Center Drive 1555 North River Center Drive
Suite 301                     Suite 301                     Suite 301
Milwaukee, WI 53212           Milwaukee, WI 53212           Milwaukee, WI 53212
----------------------------- ----------------------------- -----------------------------------


DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY

Ladies and Gentlemen:

The undersigned hereby tenders to the Fund, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 19, 2002 and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the Offer), receipt of which is hereby acknowledged, the number of Shares set forth on the reverse side pursuant to the guaranteed delivery procedures set forth in Section 3, Procedure for Tendering Shares, of the Offer to Purchase.

                           Number of Shares Tendered:

                        Certificate Nos. (if available):

If Shares will be tendered by book-entry transfer, check box:

[ ] The Depository Trust Company
Account Number:

                          Name(s) of Record Holder(s):

                                    Address:

                         Area Code and Telephone Number:

                Taxpayer Identification (Social Security) Number:

The undersigned also tenders all uncertificated Shares that may be held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's divided reinvestment plan:

Yes [_] No [_]

(Note: If neither of these boxes is checked, any such uncertificated Shares will not be tendered.)

Dated: _________, 2002

                                  Signature(s)


                                    GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby (a) guarantees to deliver to the Depositary certificates representing the Shares tendered hereby, in proper form for transfer (or tender shares pursuant to the procedures for book-entry transfer) into the Depositary's account at The Depository Trust Company, together with (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and (ii) other required documents, within three business days after the Termination Date of the Offer, and (b) represents that such tender of Shares complies with Rule 14e-4 under the Securities Exchange Act of 1934.



Name of Firm:                              ----------------------------
------------------------------------------     (Authorized Signature)

Address:                                   Name:
------------------------------------------ ----------------------------
                                                   (Please Print)

                                           Title:
------------------------------------------ ----------------------------
 (City)             (State)     (Zip Code)

Area Codes and Tel. No.:
------------------------------------------ Dated:_______________ , 2002



DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. YOUR SHARE CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.



                              EXHIBIT 99.(1)(a)(iv)
                                    OFFER BY

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                              TO PURCHASE FOR CASH
                       UP TO 80% OF THE FUND'S OUTSTANDING
                             SHARES OF COMMON STOCK

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
      NEW YORK CITY TIME, ON MARCH 20, 2002 OR SUCH LATER DATE TO WHICH THE
                               OFFER IS EXTENDED
                            (THE "TERMINATION DATE")

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL AND IN THE EVENT THAT THE NUMBER OF SHARES TENDERED EXCEEDS 80% OF THE FUND'S TOTAL OUTSTANDING SHARES OF COMMON STOCK, THEN, AT THE BOARD OF DIRECTORS SOLE DISCRETION, EITHER (I) ALL OF THE SHARES TENDERED WILL BE ACCEPTED, INCLUDING THOSE SHARES IN EXCESS OF 80%, OR (II) THE OFFER WILL BE TERMINATED AND THE BOARD OF DIRECTORS WILL CONSIDER ALTERNATIVE METHODS FOR STOCKHOLDERS TO REALIZE NAV, WHICH INCLUDES, BUT IS NOT LIMITED TO, OPEN-ENDING OR LIQUIDATING THE FUND.


                                February 19, 2002

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of The Mexico Equity and Income Fund, Inc. (the "Fund"), a Maryland corporation registered under the Investment Company Act of 1940, as a closed-end, non-diversified management investment company, to purchase up to 80% of the Fund's outstanding shares of common stock, par value $0.001 per share (the "Shares"), upon the terms and conditions set forth in its Offer to Purchase dated February 19, 2002 and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on March 20, 2002, or such later date to which the Offer is extended.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge Stockholders a fee for soliciting tenders for Shares pursuant to the Offer. The Fund will also, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 6, Stock Transfer Taxes, of the Letter of Transmittal.

HOWEVER, BACKUP WITHHOLDING AT A 30.5% RATE MAY BE REQUIRED UNLESS EITHER AN EXEMPTION IS PROVED OR THE REQUIRED TAXPAYER IDENTIFICATION INFORMATION AND CERTIFICATIONS ARE PROVIDED. SEE SECTION 8, FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER, OF THE OFFER TO PURCHASE AND INSTRUCTION 11, BACKUP WITHHOLDING, OF THE LETTER OF TRANSMITTAL.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. A letter to Stockholders of the Fund from Gerald Hellerman, President of the Fund;

2.   The Offer to Purchase dated February 19, 2002;

3.   The Letter of Transmittal for your use and to be provided to your clients;

4.   Notice of Guaranteed Delivery;

5. Form of letter to clients that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any state or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Offer to Purchase under Section 3, Procedure for Tendering Shares, tenders may be made without the concurrent deposit of stock certificates if (1) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and (2) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Letter of Transmittal)), together with a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.


NONE OF THE FUND, ITS BOARD OF DIRECTORS NOR THE INVESTMENT ADVISER TO THE FUND MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY SHARES.

For additional information or copies of the enclosed material, please contact U.S. Bank, N.A. (the Information Agent) toll free at 800-637-7549.

Very truly yours,

                                    THE MEXICO EQUITY AND INCOME FUND, INC.


                                    By:     /s/ Gerald Hellerman
                                        ----------------------------------------
                                    Name:   Gerald Hellerman
                                    Title:  President

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE FUND, THE INFORMATION AGENT, OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON THEIR BEHALF WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIAL.



                                                            EXHIBIT 99.(A)(1)(V)
                                    OFFER BY

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                              TO PURCHASE FOR CASH
                       UP TO 80% OF THE FUND'S OUTSTANDING
                             SHARES OF COMMON STOCK

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 20, 2002 OR SUCH LATER DATE
             TO WHICH THE OFFER IS EXTENDED (THE "TERMINATION DATE")

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL AND IN THE EVENT THAT THE NUMBER OF SHARES TENDERED EXCEEDS 80% OF THE FUND'S TOTAL OUTSTANDING SHARES OF COMMON STOCK, THEN, AT THE BOARD OF DIRECTORS SOLE DISCRETION, EITHER (I) ALL OF THE SHARES TENDERED WILL BE ACCEPTED, INCLUDING THOSE SHARES IN EXCESS OF 80%, OR (II) THE OFFER WILL BE TERMINATED AND THE BOARD OF DIRECTORS WILL CONSIDER ALTERNATIVE METHODS FOR STOCKHOLDERS TO REALIZE NAV, WHICH INCLUDES, BUT IS NOT LIMITED TO, OPEN-ENDING OR LIQUIDATING THE FUND.


                                February 19, 2002

To Our Clients:

Enclosed for your consideration is the Offer to Purchase, dated February 19, 2002, of The Mexico Equity and Income Fund, Inc. (the "Fund"), a Maryland corporation registered under the Investment Company Act of 1940 as a closed-end, non-diversified management investment company, and a related Letter of
Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), pursuant to which the Fund is offering to purchase up to 80% of the Fund's outstanding shares of common stock, par value $0.001 per share (the "Shares"), upon the terms and conditions set forth in the Offer.

The Offer to Purchase and the Letter of Transmittal are being forwarded to you for your information only and cannot be used by you to tender Shares held by us for your account. We are the holder of record of Shares held for your account. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

Your attention is called to the following:

(1) The purchase price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on March 20, 2002, or such later date to which the Offer is extended. The current net asset value of the Fund is calculated on each business day of each week and may be obtained by calling the Fund at 1-866-700-6104.

(2) The Offer is not conditioned upon any minimum number of Shares being tendered. However, in the event that the number of Shares tendered exceeds 80% of the Fund's total outstanding Shares of common stock, then, at the Board of Directors sole discretion, either (i) all of the Shares tendered will be accepted, including those Shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for Stockholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

(3) Upon the terms and subject to the conditions of the Offer, the Fund will purchase all Shares validly tendered on or prior to 5:00 p.m., New York City time, on March 20, 2002, or such later date to which the Offer is extended (the "Termination Date").

(4) No fees or commission will be payable to the Fund in connection with the tender offer. However, tendering Stockholders may be obligated to pay brokerage fees, or subject to Instruction 6, Stock Transfer Taxes, of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

(5) Your instructions to us should be forwarded in ample time before the Termination Date to permit us to submit a tender on your behalf.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the applicable law.

NONE OF THE FUND, ITS BOARD OF DIRECTORS NOR THE INVESTMENT ADVISER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY STOCKHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. EACH STOCKHOLDER IS URGED TO READ AND EVALUATE THE OFFER AND ACCOMPANYING MATERIALS CAREFULLY.

                                  INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter, and the enclosed Offer, dated February 19, 2002 relating to the Fund to purchase up to 80% of the Fund's Shares.

This will instruct you to tender to the Fund the number of Shares indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Offer that you have furnished to the undersigned.


                   AGGREGATE NUMBER OF SHARES TO BE TENDERED:

                               ____________ Shares

                     Enter number of shares to be tendered.



                                  SIGNATURE BOX

                                 (Signature(s))

                     (Please Print Name(s) and Address Here)

                          (Area Code and Telephone No.)

               (Taxpayer Identification (Social Security) Number)

Date: _________________, 2002



                                                           EXHIBIT 99.(1)(a)(vi)

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                         615 E. Michigan St., 2nd Floor
                           Milwaukee, Wisconsin 53202

DEAR STOCKHOLDER:

At a meeting held on December 13, 2001, the Board of Directors of The Mexico Equity and Income Fund, Inc. (the "Fund"), voted to conduct a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 80% of the Fund's outstanding shares of common stock. The Offer (as defined herein) is for cash at a price equal to the Fund's net asset value per share (the "NAV") as of the close of regular trading on the New York Stock Exchange (the "NYSE") on March 20, 2002, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). However, in the event that the number of Shares tendered exceeds 80% of the Fund's total outstanding Shares of common stock, then, at the Board of Directors sole discretion, either (i) all of the Shares tendered will be accepted, including those Shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for stockholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

The deadline for participating in the Offer is 5:00 p.m., New York City time, March 20, 2002, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on the Termination Date (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the Termination Date as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted as soon as reasonably practicable after the Termination Date.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of February 1, 2002, the Fund's NAV was $10.74 and 8,595,573 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting the Fund toll free at 866-700-6104.

None of the Fund, its Board of Directors nor the Investment Adviser (as defined in the Offer to Purchase dated February 19, 2002) to the Fund is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board of Directors urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions and requests for additional copies of this Offer and related materials should be directed to U.S. Bank, N.A. at 1-800-637-7549.

                                   Sincerely,

                                    THE MEXICO EQUITY AND INCOME FUND, INC.



                                    By:     /s/ Gerald Hellerman
                                        ----------------------------------------
                                    Name:   Gerald Hellerman
                                    Title:  President

February 19, 2002


                                                          EXHIBIT 99.(a)(1)(vii)

This announcement is not an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated February 19, 2002 and the related Letter of Transmittal, which are being mailed to stockholders. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction's laws.

                      Notice of Offer to Purchase for Cash

                                       by

                     THE MEXICO EQUITY AND INCOME FUND, INC.

Up to 80% of its issued and outstanding shares of common stock at the net asset value per share.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                ON MARCH 20, 2002, UNLESS THE OFFER IS EXTENDED.

The Mexico Equity and Income Fund, Inc. (the "Fund"), a Maryland corporation, is offering to all stockholders of the Fund to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 19, 2002 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), up to 80% of its issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"). The purchase price will be equal to the net asset value (the "NAV") per Share determined as of the close of regular trading on the New York Stock Exchange (the "NYSE") on March 20, 2002, or as the same date of any extension of the Termination Date (as defined below). The Offer will expire at 5:00 P.M., New York City time on March 20, 2002, or such later date to which the Offer is extended (the "Termination Date"). An extension would be communicated by issuance of a press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date. The NAV as of the close of regular trading on the NYSE on February 1, 2002 was $10.74 per Share.

NONE OF THE FUND, ITS BOARD OF DIRECTORS NOR THE FUND'S INVESTMENT ADVISER IS MAKING ANY RECOMMENDATION TO TENDER OR NOT TENDER SHARES IN THE OFFER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER.

If more than 80% of the Shares are duly tendered prior to the Termination Date (and not timely withdrawn), then, at the Board of Directors sole discretion, either (i) all of the Shares tendered shall be accepted, including those shares in excess of 80%, or (ii) the Offer will be terminated and the Board of Directors will consider alternative methods for Stockholders to realize NAV, which includes, but is not limited to, open-ending or liquidating the Fund.

In accordance with the terms of the Offer, the Fund will, as soon as reasonably practicable after the Termination Date, accept for payment and pay for Shares validly tendered (and not properly withdrawn) on or before the Termination Date. For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Fund gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of its acceptance for payment of such Shares pursuant to the Offer. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to Stockholders in accordance with the Offer. The sale of Shares pursuant to the Offer will be a taxable transaction for Stockholders for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. If a Stockholder does not tender his or her Shares and not more than 80% of the Shares are tendered, such Stockholder's percentage ownership interest in the Fund will increase after the completion of the Offer.

As the Fund will likely be required to sell portfolio securities to finance the Offer, the Fund may recognize capital gains, which the Fund may distribute to stockholders subsequent to the end of the Fund's fiscal year ending July 31, 2002. Any substantial sales of the Fund's portfolio securities could cause market prices of such securities to decline, and hence, the Fund's NAV per Share would decline. As a result of reduced asset size due to the Fund's repurchases pursuant to the Offer, the Fund's expense ratio would increase even if total expenses remained constant.

Stockholders may tender Shares registered in their names only by completing and signing a Letter of Transmittal, together with any required signature guarantees, and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer by the Termination Date. Stockholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in street name), should contact such firm if they desire to tender their Shares. Shares tendered pursuant to the Offer may be withdrawn by written, telegraphic or facsimile notice received by the Depositary at the appropriate address at any time prior to the Termination Date. The notice is to specify the name of the stockholder who tendered the Shares, the number of Shares being withdrawn, the names in which the Shares to be withdrawn are registered, the serial number of any certificates pertaining to the Shares and the name and account number of the Book-Entry Facility to be credited with the withdrawn Shares that were previously tendered to such Book-Entry Facility.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL ARE EXPECTED TO BE MAILED TO STOCKHOLDERS OF RECORD ON OR ABOUT FEBRUARY 19, 2002.

Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Information Agent (as defined below) at the Information Agent's address or telephone number below between the hours of 8:00 a.m. and 8:00 p.m., New York City time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to Stockholders upon request at no expense to them. Stockholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for current NAV quotations may be directed to the Fund..

Information Agent:

                                                            U.S. Bank, N.A.
                          1555 North River Center Drive
                                    Suite 301
                               Milwaukee, WI 53212

                        Telephone Number: 1-800-637-7549

February 19, 2002